Via Federal Express and EDGAR

August 1, 2006

Mail Stop 6010

Peggy A. Fisher
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Viking Systems, Inc.
Registration Statement on Form SB-2, Amendment No 1.
SEC File Number 333-135236

Dear Ms. Fisher:

We have filed Amendment No.1 to the above-referenced Registration Statement with the Commission today via EDGAR. Enclosed herewith are two copies of Amendment No. 1 for your convenience. To facilitate your review of this amendment, we will respond to each of the comments contained in your letter dated July 18, 2006. We enclose a copy of that letter. Each comment number below corresponds to the number paragraphs in your comment letter.

December 31, 2005, Audited Financial Statements

COMMENT 1.

Note 14. Common Stock Issued for Services, page F-1

“We note that you issued common stock and stock options for services. Please revise the filing to disclose your accounting policy for stock and stock options issued to non-employees for services. Please refer to paragraph 8 of SFAS 123 and EITF 96-18.”

Peggy A. Fisher
Securities and Exchange Commission
August 1, 2006

RESPONSE

We have revised the disclosure of our accounting policy for stock and stock options issued to non-employees for services by including in Footnote 1. “Organization and Summary of Significant Accounting Policies”, of the financial statements for the year ending December 31, 2005 additional disclosure regarding the issuance of equity securities to non-employees in exchange for goods or services.

March 31, 2006 Interim Unaudited Financial Statements, page F-27

COMMENT 2.

General.

“Please update the financial statements, as necessary, as required by Item 310(g) of regulation S-B.”

RESPONSE

Our amendment to the Registration Statement SB-2 contains financial statements which currently comply with the requirements of Item 310(g) of regulation S-B.

COMMENT 3.

General.

“Please revise the interim financial statements included in this filing to include disclosure of related party transactions in accordance with paragraphs 2-4 of SFAS 57.”

RESPONSE

We have revised the disclosure of related party transactions by including in the financial statements for the quarter ending March 31, 2006, an additional Footnote designated as Footnote 7.

Peggy A. Fisher
Securities and Exchange Commission
August 1, 2006

COMMENT 4.

Note 7. (Now Footnote 8) Subsequent Events, page F-34. - Comment:

“We note that on May 23, 2006, you issued 8,000 shares of your Series B Preferred Stock. In connection with the issuance of 7,250 shares of your Series B Preferred Stock, you also issued warrants to purchase 22,222,222 shares of your common stock. We note that the Series B Convertible Preferred Stock has cumulative dividends to be paid in cash or stock of 8%, increasing to 14% after May 22, 2011. Further, we note that the holders of the Preferred Stock have no voting rights unless required under the applicable state corporate law. Finally, we note that in connection with the Securities Purchase Agreement, you entered into a Registration Rights Agreement which stipulates liquidated damages of 2% per month, in cash, for each month that you fail to meet the registration requirements. The Registration Rights Agreement requires you to maintain the effectiveness of the registration statement.

•	Please tell us and revise the Form SB-2 to disclose how you will account for each of the Series B Convertible Preferred Stock and the warrant to purchase your common stock.

•	Provide us with your analysis of SFAS 133 and paragraphs 12-32 of EITF 00-19 as it relates to each of the conversion feature on the convertible preferred stock and the common stock warrants.”

RESPONSE

Our Amendment to Form SB-2 contains a summary explanation of how we will account for each of the Series B Convertible Preferred Stock and the warrant to purchase our common stock in the “Description of Securities” section of the filing. The text below outlines in some detail how we analyzed the accounting treatment for the Series B Convertible Preferred Stock and the warrant to purchase our common stock.

In order to determine the proper accounting for each of the Series B Convertible Preferred Stock (the “Preferred Stock”) and the warrants to purchase common stock, we started by determining the proper balance sheet classification of the Preferred Stock. Next, we performed a comprehensive review of all documents related to the May 23, 2006 private placement (the “Placement”) for instruments meeting the definition of derivatives under SFAS 133 which would include both stand-alone derivatives and derivatives embedded in other instruments. Finally, we considered the accounting implications, if any, to the Registration Rights Agreement entered into as part of the Placement.

Peggy A. Fisher
Securities and Exchange Commission
August 1, 2006

In order to determine the proper balance sheet classification of the preferred stock, we considered the following accounting guidance:

SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”
SEC ASR 268, “Redeemable Preferred Stocks”
EITF Topic D-98, “Classification and Remeasurement of Redeemable Securities”

The first question in determining the proper balance sheet classification of the Preferred Stock is to determine if it is within the scope of SFAS 150. Under SFAS 150, there are three types of financial instruments that are within its scope and thereby require liability rather than equity classification:

•	Mandatorily redeemable financial instruments
•	Obligations to repurchase the issuer's equity shares by transferring assets
•	Certain obligations to issue a variable number of shares.

SFAS 150 defines a mandatorily redeemable security as follows:

Any of various financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.

Although the Preferred Stock is redeemable under certain circumstances, it is also convertible at any time at the option of the holder. As made clear in paragraph A9, the fact that the shares are convertible precludes them from being considered mandatorily redeemable under SFAS 150.

With respect to the other two types of instruments within the scope of SFAS 150, obligations to repurchase the issuer's equity shares by transferring assets and certain obligations to issue a variable number of shares, the guidance in paragraphs 11 and 12 either exclude an “outstanding share” or describe an unconditional obligation to issue a variable number of shares. Since the Preferred Stock is considered an “outstanding share” and since the shares only represent a conditional obligation to issue a variable number of equity shares, we conclude that SFAS 150 is not applicable to the accounting for the Preferred Stock.

Peggy A. Fisher
Securities and Exchange Commission
August 1, 2006

As described in Topic D-98, any event requiring redemption that is "not solely within the control of the issuer" should be classified outside of equity. It is important to note here that the redemptions being referred to by the Staff in Topic D-98 and ASR 268 are cash redemptions. As indicated in ASR 268 and quoted in Topic D-98, ““[t]here is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital. The Commission believes that it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital.” Based on this language, it appears that the intention of the Staff was to differentiate between traditional equity capital and capital that may require a cash payment in the future.

The Certificate of Designation of Preferences, Rights and Limitations of Series B Variable Dividend Convertible Preferred Stock (the “Certificate”) does include certain redemption rights. As described in Section 9(b) of the Certificate, some of the rights covered under the redemption section are simply revised conversion rights. That is, the holder of Preferred Stock may only “redeem” the Preferred Stock, in these instances, for common stock rather than cash or other assets of the Company. These instances where the holders’ only rights are to receive common stock do not appear to be the types of redemption features envisioned by the Staff in ASR 268 and Topic D-98. Therefore, we conclude that the holders’ rights under the Certificate, Section 9, to convert the Preferred Stock into common stock in the event of certain “Triggering Events” at conversion ratios different from the base conversion ratio described in the Certificate, Section 6, do not impact the classification of the Preferred Stock.

However, there are certain redemption rights in the Certificate that do require a cash redemption. First, there is an Optional Redemption (Section 8, paragraph (b) of the Certificate). This redemption is clearly “within the control of the issuer” and therefore does not require classification outside of equity. As described in section 9(b) of the Certificate, there are also certain “Triggering Events” (as defined in Section 9, paragraph (a) of the Certificate) that require a cash redemption. Those Triggering Events are as follows:

1.
the Corporation shall fail to deliver certificates representing Conversion Shares issuable upon a conversion hereunder that comply with the provisions hereof prior to the seventh Trading Day after such shares are required to be delivered hereunder, or the Corporation shall provide written notice to any Holder, including by way of public announcement, at any time, of its intention not to comply with requests for conversion of any shares of Preferred Stock in accordance with the terms hereof;

2.
the Corporation shall fail for any reason to pay in full the amount of cash due pursuant to a Buy-In within five calendar days after notice therefor is delivered hereunder or shall fail to pay all amounts owed on account of any Event (as defined in the Registration Rights Agreement) within five days of the date due;

Peggy A. Fisher
Securities and Exchange Commission
August 1, 2006

3.	the Corporation shall fail to have available a sufficient number of authorized and unreserved shares of Common Stock to issue to the Holder upon a conversion hereunder;

4.
unless specifically addressed elsewhere in this Certificate of Designation as a Triggering Event, the Corporation shall fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach of the Transaction Documents, and such failure or breach shall not, if subject to the possibility of a cure by the Corporation, have been cured within 30 calendar days after the date on which written notice of such failure or breach shall have been delivered (other than Section 4.19 of the Purchase Agreement which shall have no cure period);

5.
the Corporation shall redeem more than a de minimis number of Junior Securities other than as to repurchases of Common Stock or Common Stock Equivalents from departing officers and directors of the Corporation, provided that, while any of the Preferred Stock remains outstanding, such repurchases shall not exceed an aggregate of $100,000 from all officers and directors;

6.	the Corporation shall be party to a Change of Control Transaction; [with respect to Change in Control transactions approved by the board of directors]

7.	there shall have occurred a Bankruptcy Event; [with respect to voluntary bankruptcy]

We have concluded that all of these events are not solely within the control of the Company. For example, #3 above requires the Company to have sufficient authorized shares to issue to the holders of the Preferred Stock upon conversion. Since it is possible that the Company may be required to obtain authorization to issue additional shares in order to satisfy the conversion of the Preferred Stock and since shareholder approval of such authorization may be required, we concluded that this condition is not solely within the control of the Company. It is possible to conclude that other of the conditions above are also not solely within the control of the Company but since one such condition is sufficient to determine the balance sheet classification of the Preferred Stock, we stopped our analysis at this point.

Since at least one of the Triggering Events requiring the Company to redeem the Preferred Stock for cash is not solely within the control of the Company, we conclude that the Preferred Stock does not qualify for permanent equity classification. Therefore, we will present the Preferred Stock in the “mezzanine”, between total liabilities and equity.

Peggy A. Fisher
Securities and Exchange Commission
August 1, 2006

We next performed a comprehensive review of all documents related to the May 23, 2006 private placement for instruments meeting the definition of derivatives under SFAS 133. We identified the following:

•	warrants to purchase common stock (the “Warrants”);
•	the embedded conversion feature of the Preferred Stock.

As indicated above, the Registration Rights Agreement is addressed separately below.

As the conversion feature of the Preferred Stock is an embedded derivative instrument, we are required to consider the provisions of paragraph 12 of SFAS 133 to determine if the embedded derivative meets the requirements for bifurcation. According to this paragraph, there are three characteristics which must exist in order for embedded derivative to be bifurcated from the host contract. The first of these characteristics is as follows:

The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement.

Therefore, if the economic characteristics and risk of an embedded derivative are clearly and closely related to those of the host contract, the embedded derivative is not required to be bifurcated. As noted above, Appendix A, paragraph 61.l. provides additional guidance on this analysis as it relates to preferred stock:

Convertible preferred stock. Because the changes in fair value of an equity interest and interest rates on a debt instrument are not clearly and closely related, the terms of the preferred stock (other than the conversion option) must be analyzed to determine whether the preferred stock (and thus the potential host contract) is more akin to an equity instrument or a debt instrument. A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument.

The following is our analysis of the terms of the Preferred Stock to determine if it is more akin to debt or to equity. In reaching our conclusion, we considered the following characteristics as they relate to the Preferred Stock:

Peggy A. Fisher
Securities and Exchange Commission
August 1, 2006

Stated interest or dividend rate

The Preferred Stock has a stated dividend rate that begins at 8% annually and increases periodically to a maximum dividend rate of 14% beginning May 2010. However, the dividend terms specified certain conditions under which the dividends are payable in cash, common stock, either stock or cash at the discretion of the Company or carried over to the next dividend payment date. The only circumstance under which cash dividends are required to be made by the Company are when the Company has sufficient funds legally available for such dividend and the Equity Conditions (as defined in Section 1) have not been met. All of the other scenarios either require the Company to pay the dividends in shares of its common stock or give the Company the choice of either paying in cash or shares. Based on the Company’s ability or requirement to settle the dividends in shares of its common stock in a majority of the possible scenarios, we conclude that the dividend terms are more akin to those of an equity instrument than a debt instrument.

Specific collateral or other security

The Preferred Stock has no specific collateral or other security. As is typical with “preferred” stock, the Preferred Stock holders would have preference in a liquidation event to any unsecured creditors or holders of junior securities. The fact that the Preferred Stock has no specific collateral or security is characteristic of an equity security rather than a debt security.

Redemption feature

The Preferred Stock does not include a mandatory redemption feature.  However, it does includes a number of redemption triggering events, some of which result in redemption payable in  cash, and some of which result in redemption payable only in common stock or through an adjustment to the conversion ratio under certain circumstances. The fact that the Preferred Stock is redeemable for cash under any circumstances is a characteristic more akin to debt than equity.

Stated maturity/repayment date

The Preferred Stock does not have a mandatory redemption, repayment or maturity date.  The fact that the Preferred Stock has no specific redemption, repayment or maturity dates is characteristic of an equity security rather than a debt security.

Peggy A. Fisher
Securities and Exchange Commission
August 1, 2006

Covenants or events of default

The Preferred Stock does have certain negative covenants as described in Section 10 of the Certificate. However, with the exception of Triggering Events related to these covenants, there are no specified implications to violations of these covenants included in the Certificate. The Certificate does not specifically define events of default. Typically covenants in debt securities include specific financial performance or working capital requirements, and violations of covenants are defined as “events of default”. Based on the nature of the covenants, and since there are no stated events of default, these characteristics are more akin to equity than debt.

Voting rights

The Preferred Stock has very limited voting rights. In fact, the voting rights are limited to matters directly impacting the holders of the Preferred Stock. Specifically, without the formal approval by vote of the preferred stockholders, the Company may not:

(a) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend this Certificate of Designation, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in Section 5) senior to or otherwise pari passu with the Preferred Stock, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the Holders, (d) increase the authorized number of shares of Preferred Stock, or (e) enter into any agreement with respect to any of the foregoing.

Although the voting rights of the Preferred Stock are limited, they are substantive and prevent the Company from carrying out a variety of changes to its capital structure. Typically, debt securities have no voting rights. Therefore, we conclude that the voting rights, although limited, are more akin to equity than debt.

Peggy A. Fisher
Securities and Exchange Commission
August 1, 2006

Pro rata distributions

Section 7(d) of the Certificate describes the Preferred Stock holders’ rights to Pro Rata Distributions. That is, whenever the Company makes any form of distribution to its common stock holders, the holders of the Preferred Stock are entitled to a pro rata adjustment to the conversion price of the Preferred Stock. Although debt securities may limit a company’s ability to pay dividends, they would not typically participate in such dividends. The Preferred Stock’s ability to participate in any dividends declared by the Company is a characteristic more akin to equity than debt.

Fundamental transactions

Section 7(e) of the Certificate describes the Preferred Stock holders’ right to participate in Fundamental Transactions. That is, if the Company were to merge with another company, then the holder of the Preferred Stock would have the right to receive “the same kind and amount of securities, cash or property” as if they had converted to common stock. Debt securities generally do not participate, beyond possibly repayment of the outstanding debt, in fundamental transactions of a debtor. This characteristic is more akin to equity than debt.

In consideration of all of the factors above, we conclude that the Preferred Stock is more akin to equity than debt. Therefore, the economic characteristics and risks of the embedded conversion feature are “clearly and closely” related to the economic characteristics and risks of the Preferred Stock so no bifurcation is required.

Therefore, we have concluded that the only derivative instrument is the Warrants. We acknowledge that the Warrants meet the definition of derivatives under SFAS 133. Therefore, we considered the provisions of EITF 00-19 to determine if they meet the requirements for equity treatment. We note that the number of shares issuable under the Warrants is subject to certain adjustment in the event of the Company doing a financing at a price below the Placement (see Common Stock Warrant Agreement, section 3(b)). Therefore, the Company cannot definitively conclude that the Company will have sufficient authorized shares upon exercise of the Warrants. Additionally, as a result of the same provision, one could conclude that the warrants do not have an “explicit limit” on the number of shares to be issued. Finally, due to the substantive liquidated damages provisions in the Registration Rights Agreement and the obligation to maintain the effectiveness of a registration statement, the Company cannot conclude that it could settle the warrants in unregistered shares. For all these reasons, we conclude that the warrants do not meet the requirements for equity classification. Therefore, the Warrants, as well as all previously issued and outstanding warrants, will be reflected as liabilities.

Peggy A. Fisher
Securities and Exchange Commission
August 1, 2006

In order to account for the Preferred Stock and warrants, we will first determine the fair value of the Warrants on the issuance date using the Black-Scholes pricing model. As indicated in paragraph 15 of EITF Topic D-98, the Staff believes the initial carrying amount of redeemable preferred stock should be its fair value. We will then also determine the fair value of the Preferred Stock which we expect to be equal to its redemption amount. The proceeds of the Placement will then be allocated on a relative fair value basis to both the Warrants and the Preferred Stock. The fair value of previously issued and outstanding warrants will also be measured on the date of the Placement and reclassified from additional paid-in capital to derivative liabilities. Next, we will analyze the Preferred Stock to determine if there is a beneficial conversion feature (“BCF”) under the terms of EITF 98-5 and EITF 00-27. Any BCF would be recorded as a discount on the Preferred Stock and as additional paid-in capital.

Based on the fact that the Preferred Stock is immediately convertible and in accordance with EITF 98-5 and EITF 00-27, any discount on the Preferred Stock would be accreted immediately. The accretion would be reflected as a charge to retained earnings (or, to the extent retained earnings are unavailable, to additional paid-in capital) with the offset to the Preferred Stock. Any accretion of discounts on the Preferred Stock would also be reflected as a deemed dividend in the statement of operations. If the Company were to determine at any point in the future that redemption were probable, the carrying value of the Preferred Stock would be adjusted each period to the redemption amount. Finally, the Company would also accrete the dividends on the Preferred Stock as a charge to retained earnings (or additional paid-in capital) with the offset to the Preferred Stock. The dividend accretion would also be included in the deemed dividend amount in the statement of operations.

At the end of each reporting period, the fair value of all warrants will be remeasured with changes being recorded as Derivative Income (Loss) in Other Income in the statement of operations.

With respect to the Registration Rights Agreement, we have considered the provisions of EITF 05-04. We note that at least three separate view points were expressed and that no conclusion was reached. We also note that no future discussion of the issues addressed in EITF 05-04 is expected by the EITF as the question of whether a registration rights agreement meets the definition of a derivative is still to be resolved. Finally, we note that in the June 20, 2006 FASB meeting, FASB added a project to its agenda to address the accounting for "registration payment arrangements." The proposed guidance would be in the form of a FASB Staff Position (FSP) and would address issues raised in EITF Issue No. 05-4. Specifically, the FASB decided to:

1. Limit the scope of the proposed FSP to registration payment arrangements;

Peggy A. Fisher
Securities and Exchange Commission
August 1, 2006

2. Separately recognize and measure, for the issuer and holder, registration payment arrangements using a model consistent with the accrual of loss contingencies under FASB Statement No. 5, Accounting for Contingencies, regardless of legal form;

3. Require disclosures similar to those required in FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, paragraph 13 (a)-(c); and

4. Apply the proposed FSP using a limited retrospective approach for all existing arrangements and include examples of the application of that transition in the proposed FSP.

Therefore, we propose to consider our obligations under the Registration Rights Agreement under the contingency guidance in SFAS No. 5. At this point, we cannot conclude that the likelihood of having to pay liquidated damages is either remote or probable. Therefore, we will disclose the existence of the Registration Rights Agreement and liquidating damages provisions contained therein.

Exhibits 23.1 and 23.2.

COMMENT 5.

“Please provide updated consents from your independent accountants in any amendment.”

RESPONSE

Updated consents are included as exhibits to Amendment No.1 of the Form SB-2.

Conclusion

We believe we have fully responded to each of the comments contained in your letter dated July 18, 2006. If you have any questions, please contact me. We would like to have this declared effective as soon as possible. If you have no further questions, we will forward you a Request for Acceleration.

Sincerely,

COHNE, RAPPAPORT & SEGAL

/s/ A. O. Headman, Jr.